UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2023

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from to

Commission file number 1-303

Harris Teeter Supermarkets, Inc. Retirement and Savings Plan

701 Crestdale Road

Matthews, North Carolina 28105

(Full title of the plan and the address of the plan)

The Kroger Co.

1014 Vine Street

Cincinnati, OH 45202

(Name of issuer of the securities held pursuant to the
plan and the address of its principal executive office)

REQUIRED INFORMATION

Item 4. Plan Financial Statements and Schedule Prepared in Accordance with the Financial Reporting Requirements of ERISA.

HARRIS TEETER SUPERMARKETS, INC. RETIREMENT AND SAVINGS PLAN

Financial Statements and Supplemental Schedule

As of December 31, 2023 and 2022 and for the year ended December 31, 2023

(With Report of Independent Registered Public Accounting Firm Thereon)

Report of Independent Registered Public Accounting Firm

Participants of the Harris Teeter Supermarkets, Inc.

Retirement and Savings Plan and Retirement Plan

Committee of Harris Teeter Supermarkets, Inc.

Matthews, North Carolina

Opinion on the Financial Statements

We have audited the accompanying statements of net assets available for benefits of Harris Teeter Supermarkets, Inc. Retirement and Savings Plan (the Plan) as of December 31, 2023 and 2022, and the related statement of changes in net assets available for benefits for the year ended December 31, 2023, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2023 and 2022, and the changes in net assets available for benefits for the year ended December 31, 2023, in conformity with accounting principles generally accepted in the United States of America.

Basis of Opinion

These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Report on Supplemental Information

The supplemental information in the accompanying schedule of assets (held at end of year) as of December 31, 2023, has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental schedule is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental schedule reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedule. In forming our opinion on the supplemental schedule we evaluated whether the supplemental schedule, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.

/s/ Forvis Mazars, LLP

We have served as the Plan's auditor since 2005.

Charlotte, North Carolina

June 21, 2024

HARRIS TEETER SUPERMARKETS, INC. RETIREMENT AND SAVINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

As of December 31, 2023 and 2022

	2023	2022
ASSETS
Cash	$9,958	$2,478
Fully benefit-responsive investment contract, at contract value	73,071,705	77,643,991
Investments, at fair value:
Mutual funds	72,092,268	65,472,373
Common collective trust funds	1,051,792,758	846,924,911
Kroger shares	11,704,536	12,096,288
	1,135,589,562	924,493,572
Receivables:
Participant contributions	936,151	877,211
Employer contributions	5,312,309	25,191,510
Notes receivable from participants	31,913,220	28,687,775
	38,161,680	54,756,496
Total Assets	1,246,832,905	1,056,896,537

LIABILITIES
Administrative expenses payable	51,252	77,953
NET ASSETS AVAILABLE FOR BENEFITS	$1,246,781,653	$1,056,818,584

The accompanying notes are an integral part of these financial statements.

HARRIS TEETER SUPERMARKETS, INC. RETIREMENT AND SAVINGS PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

For the Year Ended December 31, 2023

Additions:
Investment income:
Dividends	$4,218,791
Net appreciation in fair value of investments	188,927,267
Net investment income	193,146,058

Interest income on notes receivable from participants	1,893,141

Contributions:
Participant	71,895,010
Employer	40,885,100
Total Contributions	112,780,110

Other income	67,256
Total Additions	307,886,565

Deductions:
Benefits paid to participants	116,428,985
Administrative expenses	1,494,511
Total Deductions	117,923,496

NET INCREASE IN NET ASSETS AVAILABLE FOR BENEFITS	189,963,069

NET ASSETS AVAILABLE FOR BENEFITS, beginning of year	1,056,818,584

NET ASSETS AVAILABLE FOR BENEFITS, end of year	$1,246,781,653

The accompanying notes are an integral part of these financial statements.

HARRIS TEETER SUPERMARKETS, INC. RETIREMENT AND SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

December 31, 2023 and 2022

NOTE A – DESCRIPTION OF THE PLAN

Harris Teeter Supermarkets, Inc. (the “Company”) is a wholly owned subsidiary of The Kroger Co. (“Kroger”). The Company is the sole member of Harris Teeter, LLC (the “Employer”) and sponsors the Harris Teeter Supermarkets, Inc. Retirement and Savings Plan (the “Plan”).

The following description of the Plan provides only general information. On December 31, 2023 the Plan was amended and restated, generally effective January 1, 2023. The common shares of Kroger are referred to as “Kroger Shares” herein. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

General

The Company sponsors the Plan, which is a defined contribution plan with 401(k) features. The Plan is maintained by the Company primarily for the benefit of employees of the Employer. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”). Under the provisions of the Plan, eligible employees may elect to have the Company make contributions to the Plan on their behalf out of their regular salary and bonus (before state and federal income taxes or as Roth contributions). Employees become eligible to participate in the Plan after three months of employment. Participants may generally contribute up to 30% of gross pay not to exceed established limits of $22,500 for 2023. Highly compensated employees are subject to additional contribution limitations. In addition to established limits, participants age 50 or older may contribute “catch-up” contributions of $7,500 for 2023. Participants may elect to make pre-tax and/or Roth contributions, subject to the aggregate limits stated above.

Contributions

The Plan includes Company matching contributions at a rate determined at the sole discretion of the Board of Directors of the Company or its delegate. The Company matching contributions are applicable to the first 5% of compensation contributed by eligible participants. The matching contributions are deposited with each payroll contribution.

The Plan was amended in 2023, changing the Automatic Retirement Contribution (“ARC”). For plan years beginning on or after January 1, 2023, in order to be eligible to share in the ARC, the employee must have 60 or more Age and Service Points as of January 1, 2023, (ii) not be a highly compensated employee nor eligible to participate in the Harris Teeter Supermarkets, Inc. Flexible Deferral Plan during the plan year, (iii) complete at least 1,000 hours of service during the 12-month period ending on September 30 of each plan year and (iv) be continuously employed by the Company from January 1, 2023 through the last day of the plan year. If an employee is no longer employed on the last day of the plan year due to death, retirement on or after the age of 65, or termination on or after the age of 55 with combined age and service equal to or greater than 85, their beneficiary is eligible to share in the allocation of the contribution if all the above requirements are satisfied. This allocation is 1-2% of compensation, depending on age and service levels.

Participants may generally direct the investment of their contributions, the Company’s matching contributions, and their ARC from among various investment options offered by the Plan, including Kroger Shares, subject to certain limitations. In the event an effective investment direction is not made by the participant, and in the case of contributions made by or on behalf of a participant that, under the terms of the Plan, are to be invested in the Plan's default investment, such contributions shall be invested in a default investment fund that meets the requirements of ERISA, Department of Labor Regulations and any other related regulations or similar guidance. During the reporting year, the Plan's default investment fund was an age-appropriate retirement fund/trust based upon retirement at age 65. Participants may not direct more than 20% of their contributions into Kroger Shares. If participants direct more than 20% of their contributions into Kroger Shares, the excess will be invested in the Plan's default investment. In addition, amounts may not be transferred from existing investment funds to Kroger Shares if the resulting amount of Kroger Shares exceeds 20% of the aggregate value of the participant’s account. Generally, a participant’s Kroger Shares account will be invested exclusively in Kroger Shares. The Company intends the Kroger Shares account to be a permanent investment fund unless the Company’s Retirement Plan Committee determines, in its sole discretion, that the continued holding or purchase of Kroger Shares would be inconsistent with ERISA.

Participant Accounts

Each participant’s account is credited or charged with the participant’s contributions, allocations of the Company’s contributions, plan earnings, benefit payments and allocations of administrative expenses and plan losses. Allocations of administrative expenses may be determined on a per participant basis or prorated across all participants’ investments based proportionately on each participant’s account balance, depending upon the category and nature of the expense. There is also a quarterly administrative credit provided to eligible participants based upon the amount the Plan’s recordkeeper receives for administrative services from certain of the Plan’s investments. The recordkeeping fee was $886,225 for the year ended December 31, 2023. The administrative fee credit was $67,256 for the year ended December 31, 2023. The administrative credits provided to eligible participants are shown as other income in the statement of changes in net assets available for benefits. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Payment of Benefits

Upon a bona fide termination of service from the Company, participants may receive the vested value of their account. In general (and except for certain distributions associated with the ARC which include an annuity purchase option), payment of any benefit is made in the form of a lump-sum payment, or the participant may elect partial or installment distributions, as outlined in the Plan document. In-service withdrawals are subject to certain restrictions, and they generally include rollover withdrawals, age 59-1/2 withdrawals, merged ESOP plan withdrawals, certain financial hardship withdrawals and qualified reservist distributions. Participants are taxed on their accounts upon withdrawal, except for qualified rollovers into other tax deferred plans, and withdrawal of Roth contributions plus earnings thereon, subject to certain restrictions.

Vesting

Participants are immediately vested in their contributions plus actual earnings thereon. For Company matching contributions and ARC, a participant is fully vested in the contributions plus actual earnings thereon after three years of service. A year of service requires a minimum of 1,000 hours of service during the vesting computation period with the Company or an affiliate.

Forfeited Accounts

A participant who terminates service without a fully vested interest forfeits any nonvested balance in his or her Company contributions account and ARCs as of the earlier of (a) distribution to the participant of the participant’s vested balance, or (b) the last day of the first Plan year in which the participant incurs five consecutive Breaks in Service, as defined by the Plan. The forfeited funds are used to offset Employer contributions. Forfeitures utilized to offset Employer contributions totaled $4,432,115 during 2023. The forfeiture balance was $129,590 and $104,195 at December 31, 2023 and 2022, respectively.

Notes Receivable from Participants

Participants may borrow from certain of their fund accounts, subject to certain restrictions and requirements, a minimum of $500 and up to a maximum equal to the lesser of (a) $50,000, reduced by the participant’s highest outstanding loan balance during the 12-month period ending on the day before the loan is made, (b) 50 percent of their vested account balance or (c) 100% of the participant’s vested account balance, excluding ARC, Roth and Merged ESOP subaccounts. Only one loan per year may be taken, and a participant may not apply for a loan if the participant has had a loan outstanding within the past thirty days. An additional loan may be permitted for the convenience of a participant by the Loan Administrator when errors in loan amortizations, loan administration or loan payment processing occur and the Loan Administrator or Plan sponsor is at least partly at fault. Except for certain loans relating to a participant’s principal residence, loans must be repaid within five years. Loans bear a fixed interest rate of one percent over the prime rate as listed in the Wall Street Journal on the last business day of the previous quarter. Effective April 1, 2018, the interest rate for new loans will be the prime rate as published in the Wall Street Journal on the business day prior to the date the loan request is received, plus one percent. Interest on loans outstanding ranged from 4.25% to 9.5%, reflecting the change in interest rates during the life of the outstanding loans. Principal and interest is paid through payroll deductions.

NOTE B – SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting

The accompanying financial statements have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America (“GAAP”).

Use of Estimates

The preparation of the financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Fully Benefit-Responsive Investment Contracts

Fully benefit-responsive investment contracts held by a defined contribution plan are reported at contract value. Contract value is the relevant measurement attribute for fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan.

Investment Valuation and Income Recognition

As reported by T. Rowe Price Trust Company, a wholly owned subsidiary of T. Rowe Price Associates, Inc. (the “Trustee”), Plan investments are reported at fair value. Fair value is the price that would be received from an asset sale or paid to transfer a liability in an orderly transaction between market participants at the measurement date. See Note C for a discussion of fair value measurements.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Net appreciation and depreciation in fair value of investments is comprised of the net realized and unrealized gains and losses.

The Equity Index Trust Fund, the U.S. Small-Cap Value Equity Trust, the Blue Chip Growth Trust and the T. Rowe Price Retirement Trusts (“Retirement Trusts”) are common collective trust funds operated by the Trustee. Each investor’s beneficial interest in the net assets of the trusts are represented by units, an unlimited number of which are authorized. Unit transactions are subject to terms, conditions, and limitations defined in the Declaration of Trust. Trust units are issued and redeemed only on a valuation date and at the net asset value (“NAV”) per unit computed on that date. The Equity Index Trust Fund’s and each Retirement Trust’s financial instruments are valued and their NAV is computed at the close of the New York Stock Exchange each day it is open for business. The investment objective of the Equity Index Trust Fund is to seek long-term capital appreciation by investing primarily in common stocks. Specifically, the trust seeks to replicate the total return of the U.S equity market as represented by the S&P 500 Stock Index. The investment objective of the U.S. Small-Cap Value Equity Trust is to provide long-term capital appreciation by investing primarily in common stock of small companies whose common stocks appear to be undervalued. Specifically, the trust seeks to replicate the total return of the U.S. equity market as represented by the S&P 500 Stock Index. The investment objective of each Retirement Trust is to seek the highest total return over time consistent with an emphasis on both capital growth and income. The Retirement Trusts pursue these objectives by investing primarily in a diversified portfolio of other T. Rowe Price common trust funds that represent various asset classes and sectors. The Retirement Trusts’ allocations between stock and bond trusts will change over time in relation to each trust’s target retirement date. The Retirement 2005-2065 Trusts are managed based on the specific retirement year (target date) included in the name and assume a retirement age of 65. The target date refers to the approximate year an investor in a trust would plan to retire and likely stop making new investments in that trust. Each trust is designed for an investor who anticipates retiring at or around the target date and who plans to withdraw the value of the account in the trust gradually after retirement. Over time, the allocation to asset classes and underlying trusts will change according to a predetermined “glide path.” The glide path represents the shifting of asset classes over time with the asset mix becoming more conservative – both prior to and after retirement – as time elapses. At the target date for each of the Retirement Trusts, each trust’s allocation to stock-related investments is anticipated to be approximately 55% of its assets. Each such trust’s exposure to stocks will continue to decline until approximately 30 years after its target date, when its allocation to stock-related investments will remain fixed at approximately 20% of each trust’s assets with the remainder being invested in bond- related investments.

Notes Receivable from Participants

Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest. Delinquent notes receivable from participants are reclassified as distributions based upon the terms of the Plan document and the loan policy.

Administrative Expenses

All direct expenses, to the extent allowed by law, are charged to the Plan. Direct expenses include Trustee, investment consulting, record-keeping, legal, and auditing expenses related to the Plan. There is also a quarterly administrative credit provided to eligible participants based upon the amount the Plan’s recordkeeper receives for administrative services from certain of the Plan’s investments which is more fully described in the “Participant Accounts” section under NOTE A - DESCRIPTION OF THE PLAN, above.

Payment of Benefits

Benefit payments to participants are recorded when paid.

NOTE C – FAIR VALUE MEASUREMENTS

“Accounting Standards Codification” (“ASC”) Topic 820, Fair Value Measurements and Disclosure, defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received in an asset sale or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction in an asset sale or to transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by ASC Topic 820, are used to measure fair value.

The standard describes three levels of inputs that may be used to measure fair value:

Level 1	–	Inputs to the valuation methodology are quoted prices available in active markets for identical investments as of the reporting date;

Level 2	–	Inputs to the valuation methodology are other than quoted prices in active markets, which are either directly or indirectly observable as of the reporting date, and fair value can be determined through the use of models or other valuation methodologies; and

Level 3		Inputs to the valuation methodology are unobservable inputs in situations where there is little or no market activity for the asset or liability and the reporting entity makes estimates and assumptions related to the pricing of the asset or liability including assumptions regarding risk.

A financial instrument’s level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. The following is a description of the valuation methodologies used for instruments measured at fair value, including the general classification of such instruments pursuant to the valuation hierarchy.

Kroger Shares

This investment is valued at the closing price reported on the active market on which the individual security is traded. This investment is classified within Level 1 of the valuation hierarchy.

Mutual Funds

These investments are publicly traded investment vehicles, which are valued daily at the closing price reported on the active market on which the individual securities are traded. These investments are classified within Level 1 of the valuation hierarchy.

Common Collective Trust Funds

These investments are public investment vehicles valued using the NAV provided by the administrator of the fund. The NAV is based on the value of the underlying assets owned by the funds, minus its liabilities, and then divided by the number of shares outstanding. The fair market value of the Common Collective Trust Funds have been established using the NAV under the practical expedient approach and therefore are not assigned to a level in the hierarchy table.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while Plan management believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date. There have been no changes in the methodologies used at December 31, 2023 and 2022.

The following table sets forth by level, within the fair value hierarchy, the Plan’s investments measured at fair value on a recurring basis as of December 31, 2023 and 2022.

As of December 31, 2023

	Level 1	Level 2	Level 3	Total
Mutual funds	$72,092,268	$-	$-	$72,092,268
Kroger Shares	11,704,536	-	-	11,704,536
Total investments in fair value hierarchy	$83,796,804	$-	$-	$83,796,804
Investments measured at NAV				1,051,792,758
Total investments at fair value				$1,135,589,562

As of December 31, 2022

	Level 1	Level 2	Level 3	Total
Mutual funds	$65,472,373	$-	$-	$65,472,373
Kroger Shares	12,096,288	-	-	12,096,288
Total investments in fair value hierarchy	$77,568,661	$-	$-	$77,568,661
Investments measured at NAV				846,924,911
Total investments at fair value				$924,493,572

Fair Value Estimated Using NAV per Share

The following table at December 31, 2023 and 2022 sets forth a summary of the Plan’s investments with a reported estimated fair value using NAV per share:

	Fair Value at December 31, 2023	Fair Value at December 31, 2022	Unfunded Commitment	Redemption Frequency	Other Redemption Restrictions	Redemption Notice Period
Equity Index Trust	$49,806,663	$41,477,318	$0	Daily	None	30-day advance written notice
TRP Retirement 2005 Trust B	$3,901,418	$3,042,476	$0	Daily	None	30-day advance written notice
TRP Retirement 2010 Trust B	$4,427,277	$4,115,632	$0	Daily	None	30-day advance written notice
TRP Retirement 2015 Trust B	$13,097,635	$12,390,604	$0	Daily	None	30-day advance written notice
TRP Retirement 2020 Trust B	$46,023,340	$47,120,259	$0	Daily	None	30-day advance written notice
TRP Retirement 2025 Trust B	$109,272,154	$100,772,732	$0	Daily	None	30-day advance written notice
TRP Retirement 2030 Trust B	$153,598,869	$131,085,957	$0	Daily	None	30-day advance written notice
TRP Retirement 2035 Trust B	$130,972,376	$105,333,464	$0	Daily	None	30-day advance written notice
TRP Retirement 2040 Trust B	$123,843,468	$98,218,850	$0	Daily	None	30-day advance written notice
TRP Retirement 2045 Trust B	$109,257,059	$86,499,362	$0	Daily	None	30-day advance written notice
TRP Retirement 2050 Trust B	$68,945,218	$51,827,846	$0	Daily	None	30-day advance written notice
TRP Retirement 2055 Trust B	$70,731,605	$52,231,803	$0	Daily	None	30-day advance written notice
TRP Retirement 2060 Trust B	$36,281,800	$24,083,433	$0	Daily	None	30-day advance written notice
TRP Retirement 2065 Trust B	$15,215,585	$5,866,105	$0	Daily	None	30-day advance written notice
TRP U.S. Small- Cap Value Equity Trust	$11,450,435	$10,972,366	$0	Daily	None	30-day advance written notice
TRP Blue Chip Growth Trust	$104,967,856	$71,886,704	$0	Daily	None	30-day advance written notice

NOTE D – STABLE VALUE FUND

The Stable Value Fund is a collective trust fund sponsored by T. Rowe Price Associates, Inc. Each investor’s beneficial interest in the net assets of the trust is represented by units, an unlimited number of which are authorized. Unit transactions are subject to terms, conditions, and limitations defined in the Declaration of Trust. Trust units are issued and redeemed only on a valuation date and at the NAV per unit computed on that date. Trust units may be redeemed on a daily basis to meet benefit payments and other participant initiated withdrawals permitted by retirement plans invested in the trust. The investment objectives of the trust are to maximize current income consistent with the maintenance of principal and to provide for withdrawals for certain participant initiated transactions under a retirement plan without penalty or adjustment. The trust will attempt to achieve these objectives by investing principally in guaranteed investment contracts (“GICs”) issued by insurance companies; investment contracts issued by banks (“BICs”); structured or synthetic investment contracts (“SICs”) issued by banks, insurance companies, and other issuers, as well as the securities supporting such SICs (underlying assets); separate account contracts; and other similar instruments that are intended to maintain a constant NAV while permitting participant initiated, benefit- responsive withdrawals for certain events.

The Stable Value Fund investment has been identified as a fully benefit-responsive investment. Participants ordinarily may direct the withdrawal or transfer of all or a portion of their investment at contract value.

Contract value represents contributions made to the benefit-responsive investments, plus earnings, less participant withdrawals, and administrative expenses. The benefit-responsive investments impose certain restrictions on the Plan, and the investments themselves may be subject to circumstances that impact their ability to transact at contract value, as described in the following paragraphs. Plan management believes that the occurrence of events that would cause the investments to transact at less than contract value is not probable.

All investment contracts held by the Stable Value Fund are effected directly between the trust and the issuer of the contract and are nontransferable. Permitted participant-initiated withdrawals refer to withdrawals from the trust by an employer-sponsored defined contribution plan directly as a result of participant transactions allowed by the Plan, such as participant withdrawals for benefits, loans, or transfers to other funds or trusts within the Plan.

NOTE E – INCOME TAX STATUS

The Internal Revenue Service (“IRS”) has determined and informed the Company by a letter dated June 21, 2017, that, in the opinion of the IRS, the terms of the Plan conform to the requirements of Code Section 401(a) of the Internal Revenue Code (“IRC”). Although the Plan has been amended and restated since the effective date of the determination letter, the Plan’s administrator believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.

GAAP requires the Plan’s management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. The Plan’s administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2023 and 2022, there are no uncertain positions taken or expected to be taken that would require recognition of a liability or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no tax audits for any tax periods in progress.

NOTE F – PLAN TERMINATION

The Company expects to continue the Plan indefinitely but has the right to amend or terminate the Plan as necessary. If the Plan were to be terminated, Plan participants would become fully vested in their account balances and all assets of the Plan would be distributed to the individual participants based upon their individual account balances at the date of termination.

NOTE G – PARTY-IN-INTEREST TRANSACTIONS

Certain Plan assets invested in mutual funds with a fair value of $22,202,599 and $21,094,799 at December 31, 2023 and 2022, respectively, common collective trust funds with a fair value of $1,051,792,758 and $846,924,911 at December 31, 2023 and 2022, respectively, and a fully benefit-responsive investment contract with a contract value of $73,071,705 and $77,643,991 at December 31, 2023 and 2022, respectively, are managed by the Trustee or by T. Rowe Price Associates, Inc. (a company related to the Trustee through common ownership). Such transactions qualify as party-in-interest transactions as defined by ERISA. There are additional fees paid by the Plan to parties-in-interest for investment management and other services, which are included in the net appreciation/depreciation and/or administrative expenses reported in the statement of changes in net assets available for benefits.

At December 31, 2023, the Plan held 256,061 Kroger Shares with a fair value of $11,704,536.

At December 31, 2022, the Plan held 271,339 Kroger Shares with a fair value of $12,096,288.

NOTE H – RISKS AND UNCERTAINTIES

The Plan provides for investments in various investment securities which, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility risks. Further, due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near-term and such changes could materially affect the participants’ account balances and amounts reported in the statements of net assets available for benefits.

NOTE I – SUBSEQUENT EVENTS

The Company has evaluated subsequent events through the date these financial statements were issued. The Company has determined there are no other material subsequent events which require adjustment to or additional disclosure in the Plan’s financial statements.

NOTE J – RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500 at December 31, 2023 and 2022:

	2023	2022
Net assets available for benefits per the financial statements	$1,246,781,653	$1,056,818,584
Adjustment from contract value to fair value for fully benefit-responsive investment contracts	(4,441,956)	(5,605,364)
Net assets available for benefits per the Form 5500	$1,242,339,697	$1,051,213,220

The following is a reconciliation of the net increase in net assets available for benefits per the financial statements to net income per the Form 5500 for the year ended December 31, 2023:

Net change in net assets available for benefits per the financial statements	$189,963,069
Prior year adjustment from contract value to fair value for fully benefit-responsive investment contracts	5,605,364
Current year adjustment from contract value to fair value for fully benefit-responsive investment contracts	(4,441,956)
Net income per the Form 5500	$191,126,477

HARRIS TEETER SUPERMARKETS, INC. RETIREMENT AND SAVINGS PLAN SCHEDULE H, LINE 4i – SCHEDULE OF ASSETS (HELD AT END OF YEAR) EMPLOYER IDENTIFICATION NUMBER: 56-0905940

PLAN NUMBER: 003

December 31, 2023

(a)	(b)	(c)		(d)	(e)
	Identity of Issue, borrower, lessor, or similar party	Description of Investment, including maturity date, rate of interest, collateral, par, or maturity value	Shares	Cost**	Current Value
	FULLY BENEFIT-RESPONSIVE INVESTMENT CONTRACT, AT CONTRACT VALUE
*	T. Rowe Price Associates, Inc.	Stable Value Fund	73,071,705		$73,071,705

	MUTUAL FUNDS
	Loomis Sayles	Core Plus Bond Fund	1,272,446		$14,900,344
	Harding Loevnr	International Equity Instl Fund	718,621		18,648,213
	Brookfield	Global Real Estate Fund	183,447		2,074,783
	Harbor	Small Cap Growth Instl Fund	771,309		10,204,412
	Fidelity	Total International Index Fund	108,188		1,422,670
	Fidelity	Extended Market Index Fund	33,810		2,639,247
*	T. Rowe Price Associates, Inc.	U.S. Bond Index Fund	490,253		4,765,262
*	T. Rowe Price Associates, Inc.	Value Fund	408,178		17,118,974
*	T. Rowe Price Associates, Inc.	Government Money I	318,363		318,363
	Total Mutual Funds				$72,092,268
	COMMON COLLECTIVE TRUST FUNDS, AT FAIR VALUE
*	T. Rowe Price Associates, Inc.	Equity Index Trust	778,229		$49,806,663
*	T. Rowe Price Associates, Inc.	Retirement 2005 Trust B	202,251		3,901,418
*	T. Rowe Price Associates, Inc.	Retirement 2010 Trust B	215,754		4,427,277
*	T. Rowe Price Associates, Inc.	Retirement 2015 Trust B	586,024		13,097,635
*	T. Rowe Price Associates, Inc.	Retirement 2020 Trust B	1,899,436		46,023,340
*	T. Rowe Price Associates, Inc.	Retirement 2025 Trust B	4,148,525		109,272,154
*	T. Rowe Price Associates, Inc.	Retirement 2030 Trust B	5,397,009		153,598,869
*	T. Rowe Price Associates, Inc.	Retirement 2035 Trust B	4,311,138		130,972,376
*	T. Rowe Price Associates, Inc.	Retirement 2040 Trust B	3,883,458		123,843,468
*	T. Rowe Price Associates, Inc.	Retirement 2045 Trust B	3,346,311		109,257,059
*	T. Rowe Price Associates, Inc.	Retirement 2050 Trust B	2,107,772		68,945,218
*	T. Rowe Price Associates, Inc.	Retirement 2055 Trust B	2,164,370		70,731,605
*	T. Rowe Price Associates, Inc.	Retirement 2060 Trust B	1,729,352		36,281,800
*	T. Rowe Price Associates, Inc.	Retirement 2065 Trust B	1,157,959		15,215,585
*	T. Rowe Price Associates, Inc.	Small Cap Value Equity Trust	376,907		11,450,435
*	T. Rowe Price Associates, Inc.	Blue Chip Growth Trust	1,478,837		104,967,856
	Total Common Collective Trust Funds				$1,051,792,758

	COMMON STOCK
*	The Kroger Co.	Kroger Shares	256,061		$11,704,536
	PARTICIPANT LOANS***
*	Participant Loans***
		Interest rates ranging from 4.25% to 9.5%, maturing through August 2038.			$31,913,220

					$1,240,574,487

*	Party-in-Interest to the Plan
**	Cost information omitted for participant directed investments.
***	The accompanying financial statements classify participant loans as notes receivable from participants.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

HARRIS TEETER SUPERMARKETS, INC. RETIREMENT AND SAVINGS PLAN

	By:	Harris Teeter Supermarkets, Inc., as Plan Sponsor

Date: June 21, 2024	By:	/s/ Scott Nations
Vice President

EXHIBIT INDEX

Exhibit No.
23.1	Consent of Independent Registered Public Accounting Firm